                                                                      EXHIBIT 99


                           DIVIDEND CAPITAL TRUST INC.




April 12, 2002

Securities and Exchange Commission
Washington, DC 20549

RE:  Registration Statement on Form S-11

Dear Sir or Madam:

Arthur Andersen LLP ("Anderson") has represented to us that the audit of Dividend Capital Trust Inc. as of April 12, 2002, was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on audits and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Sincerely,

Dividend Capital Trust Inc.



By: /s/ Evan H. Zucker
    ----------------------------
    Evan H. Zucker, President